                                               Filing pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-38758

                           Prospectus Supplement No. 4

                       (To Prospectus Dated July 6, 2000)

                                4,000,000 Shares
                       ECLIPSE SURGICAL TECHNOLOGIES, INC.
                                  Common Stock

         You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

         This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

         Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

         Our principal executive offices are located at 1049 Kiel Court, Sunnyvale, California 94089. Our telephone number is (408) 548-2100.

                                 --------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE PROSPECTUS.

                                 --------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 29, 2001

                              PLAN OF DISTRIBUTION

          To date, and before the issuance of shares pursuant to this prospectus supplement and the receipt of the net proceeds in consideration for those shares, we have issued and sold 555,325 shares of our common stock pursuant to the Registration Statement (File No. 333-38758) of which the prospectus is a part.

          We have entered into a common stock purchase agreement with Acqua Wellington North American Equities Fund, Ltd. pursuant to which Eclipse may, from time to time and in its sole discretion during the 15 months following the date of the agreement, present Acqua Wellington with draw-down notices requiring Acqua Wellington to purchase up to an aggregate of $20 million of Eclipse common stock. A maximum of between $2,000,000 and $6,750,000 of Eclipse common stock may be covered by each draw-down notice, depending upon the minimum market price of Eclipse common stock set forth in the draw-down notice. Eclipse will issue and sell the shares to Acqua Wellington pursuant to each draw-down notice at a per share price equal to the average price of Eclipse common stock over a period of time after the draw-down notice less a specified discount, depending upon the minimum market price of Eclipse common stock set forth in the draw-down notice. Eclipse may present Acqua Wellington with up to 12 draw-down notices during the term of the agreement. In addition, in conjunction with any draw-down notice, Eclipse may, at its option, grant Acqua Wellington options to purchase up to an aggregate of $10 million of Eclipse common stock during the term of the agreement.

          We are offering and selling 898,202 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of $1.1133 per share. We will not pay any other compensation in conjunction with the sale of our common stock.

          Acqua Wellington and its pledgees, donees, transferees and other subsequent owners, may offer its shares at various times in the over-the-counter market, in privately negotiated transactions, at prevailing market prices at the time of sale, at prices related to those prevailing market prices, at negotiated or at fixed prices.

          The transactions in the shares may be effected by ordinary brokerage transactions and transactions in which the broker solicits purchasers, purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer, block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction, or negotiated transactions between selling stockholders and purchasers without a broker or dealer.

          In the common stock purchase agreement with Acqua Wellington, we have agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act of 1933, as amended, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington. We have agreed to pay up to $40,000 of certain reasonable fees and expenses of Acqua Wellington related to the execution of the common stock purchase agreement and the transactions contemplated thereby.

                                 USE OF PROCEEDS

          The proceeds to us from the issuance and sale of the common stock being offered and sold pursuant to this prospectus supplement will be $1,000,000. We will use the net proceeds of this offering of our common stock as described in the prospectus. See "Use of Proceeds" beginning on page 15 of the prospectus.

                           MARKET FOR OUR COMMON STOCK

          Our common stock is listed on the NASDAQ National Market under the symbol "ESTI." On March 28, 2001, the closing price of one share of our common stock was $1.03. The common stock being offered and sold pursuant to this prospectus supplement will be listed on the NASDAQ National Market after we notify the NASDAQ National Market that the shares have been issued. As of February 28, 2001 and before the issuance of shares pursuant to this prospectus supplement, there were 30,797,859 shares of our common stock outstanding.

                            TABLE OF CONTENTS

         PROSPECTUS SUPPLEMENT
                                                          Page
         PLAN OF DISTRIBUTION                              S-2
         USE OF PROCEEDS                                   S-2
         MARKET FOR OUR COMMON STOCK                       S-2


         PROSPECTUS
                                                          Page

         PLAN OF DISTRIBUTION                                2
         USE OF PROCEEDS                                     2
         MARKET FOR OUR COMMON STOCK                         2